SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 1)

                     CORNERSTONE INTERNET SOLUTIONS COMPANY
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                                (Name of Issuer)

                     CORNERSTONE INTERNET SOLUTIONS COMPANY
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                      (Name of Person(s) Filing Statement)

                       Class C Convertible Preferred Stock
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                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)

                                Edward Schroeder
                     Cornerstone Internet Solutions Company
                             584 Broadway, Suite 509
                            New York, New York 10012
                                 (212) 343-3920

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              Steven Wolosky, Esq.
                          Kenneth A. Schlesinger, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200
                            Facsimile: (212) 755-1467

                                October 28, 1998
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     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE

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      Transaction Valuation1                         Amount of Filing Fee
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            $7,825,000                                      $1,565
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/ /      Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:     $1,565          Filing party:       N/A
                        ------------------                ---------------------


Form or registration no.:  Schedule 13E-4   Date filed:    October 28, 1998
                           ---------------                ----------------------


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(1)      Estimated solely for purposes of calculating the fee in accordance with
         Rule 0-11 under the Securities Exchange Act of 1934, as amended. Based upon the book value of the Class C Convertible Preferred Stock $ 1,250, multiplied by the number of shares of Class C Convertible Preferred Stock (6,260) that the issuer, Cornerstone Internet Solutions Company (the "Company"), is offering to acquire.

         This constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13E-4 filed by the undersigned (the "Schedule 13E-4"). This Amendment No. 1 supplements the Schedule 13E-4 as specifically set forth. All capitalized terms used herein which are not otherwise defined have the meaning ascribed to them in the Schedule 13E-4.

         This Amendment to Schedule 13E-4 is being filed to amend Item 1(b) and
Item 9 so that they read in their entirety as follows:

Item 1.  Security and Issuer.

         (b) The Company is offering to exchange one share of its newly-issued Class D Convertible Preferred Stock ("Class D Preferred Stock"), for each share of Class C Preferred Stock properly tendered and not validly withdrawn, upon the terms and subject to the conditions set forth in the Offering Circular of the Company (the "Offering Circular"), and the related Letter of Transmittal (the "Exchange Offer"). Copies of the Offering Circular and the Letter of Transmittal relating to the Exchange Offer are filed herewith as Exhibits (a)(1) and (a)(2), respectively. The closing of the exchange offer is not contingent on any minimum number of shares of Class C Preferred Stock being exchanged. The Company has amended the conversion terms of the Class D Preferred Stock and has circulated a Supplement to the Offering Circular to all holders of the Class C Preferred Stock which describes the amended terms. There are currently 6,260 shares of Class C Preferred Stock outstanding. Officers, directors and affiliates of the Company that own shares of Class C Preferred Stock may participate in the Exchange Offer on the same basis as all other holders of shares of Class C Preferred Stock. Definitive information with respect to their participation in the Exchange Offer will not be available to the Company until the consummation thereof.

Item 9. Material to be Filed as Exhibits.

         (a)(1) Offering Circular dated October 27, 1998.*
            (2) Form of Letter of Transmittal.*
            (3) Form of Press Release.*
            (4) Form of  letter to  holders  regarding  the Class C  Convertible
                Preferred Stock from the President and Chief Executive Officer of the Company.*
           (5)  1998 Annual Report on Form 10-KSB.*
           (6) Quarterly Report on Form 10-QSB for the quarter ended August 31, 1998.*
           (7) Certificate of Designation for Class D Convertible Preferred Stock, as amended.
           (8)  Supplement to Offering Circular.

        (b)-(f) Not Applicable.


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* Previously filed.

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
                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         CORNERSTONE INTERNET SOLUTIONS COMPANY



                                         By: /s/ Edward Schroeder
                                             -----------------------------------
                                             Name:  Edward Schroeder
                                             Title: President and Chief
                                                    Executive Officer

Dated:  November 11, 1998

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